ARIEL RESOURCES LTD
Suite 214 –3540 West 41st
Vancouver, B.C. V6N 3E6
(604) 682-2201 Fax (604) 682-0318

02060120

02 DEC -2 AM 8:21

November 22, 2002

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 5th Street
Washington, D.C. 20549

Ref: Commission File No. 0-25876 (file 82-1705)

Dear Sirs:

Enclosed for your information and files are eight copies (two signed) of our News Release dated November 18th, 2002.

This has been disseminated with SEDAR and Stockwatch and Market News.

We trust this meets with your approval.

Yours truly,

Ariel Resources Ltd.

Art Charpentier
Office Manager

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

dw 12/3

02 DEC -2 AM 8:21

ARIEL RESOURCES LTD.

NEWS RELEASE

ARIEL REPORTS DISCUSSIONS LEADING TOWARDS CHANGE OF CONTROL

November 18th, 2002 – Ariel Resources Ltd. (United States OTC Bulletin Board – ARLRF, no active market available) reports discussions regarding a private placement and infusion of a new project, with the Madagascar Mining Company. As part of these discussions Madagascar Mining has advanced working capital to Ariel. The result of this would be a change of control of the Company

Madagascar Mining is a Nevada Corporation with offices in Madagascar and San Diego, California. Madagascar acquires rough gemstones directly from miners and other sources in the gem trade and from its properties in Madagascar The gemstones are marketed directly to jewelry manufacturers and others.

The Registrar of Companies for the Province of British Columbia granted continuation of Ariel to the State of Wyoming, USA on August 14, 2002. As approved at our last Annual General Meeting the shares of the Company will be consolidated and shareholders will receive information in this regard in the near future.

Additional information will be available when the parties reach an agreement.

On behalf of the Board of Directors.

"William C. Bennett"

President and CEO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIEL RESOURCES LTD.
....
(Registrant)

Date NOV 21 2002 By ....
(Signature)*

Robert Hughes

DIRECTOR
----

* Print the name and title of the signing officer under his signature.